FOR IMMEDIATE RELEASE	NASDAQ:TRIL
TSX: TRIL

TRILLIUM THERAPEUTICS TO PRESENT AT INVESTOR AND SCIENTIFIC
CONFERENCES IN THE FIRST QUARTER

Toronto, Feb. 9, 2018 – Trillium Therapeutics Inc. (Nasdaq/TSX: TRIL), a clinical stage immuno-oncology company developing innovative therapies for the treatment of cancer, announced today that the company is scheduled to present an update on the company’s programs and progress at several upcoming conferences.

Investor Conferences:

Leerink Partners 7th Annual Global Healthcare Conference
Presenters:	Dr. Niclas Stiernholm, Chief Executive Officer
Dr. Robert Uger, Chief Scientific Officer
Date and Time:	Feb. 15, 2018 at 1:30 p.m. ET
Location:	Lotte New York Palace Hotel, New York City

A live audio webcast of this presentation will be available under the investor relations section of Trillium’s website at www.trilliumtherapeutics.com. A replay of the presentation will be available following the event.

Cowen and Company 38th Annual Healthcare Conference
Presenters:	Dr. Niclas Stiernholm, Chief Executive Officer
Dr. Robert Uger, Chief Scientific Officer
Date and Time:	Mar. 14, 2018 at 8:00 a.m. ET
Location:	The Boston Marriott Copley Place, Boston

Scientific Conference:

4th Annual ICI Boston
Presenter:	Dr. Robert Uger, Chief Scientific Officer
Title:	Targeting the CD47 “Do Not Eat” Signal with TTI-621 (SIRPa-IgG1 Fc)
Date and Time:	Mar. 21, 2018 at 3:00 p.m. ET
Location:	Revere Hotel Boston Common, Boston

About Trillium Therapeutics:

Trillium Therapeutics Inc. is a clinical stage immuno-oncology company developing innovative therapies for the treatment of cancer. The company’s lead program, TTI-621, is a SIRPaFc fusion protein that consists of the CD47-binding domain of human SIRPa linked to the Fc region of a human immunoglobulin (IgG1). It is designed to act as a soluble decoy receptor, preventing CD47 from delivering its inhibitory (“do not eat”) signal. Neutralization of the inhibitory CD47 signal enables the activation of macrophage anti-tumor effects by pro-phagocytic (“eat”) signals. A Phase 1 clinical trial (NCT02663518) evaluating intravenous dosing of SIRPaFc in patients with advanced cancer is ongoing, and a second Phase 1 trial evaluating direct intratumoral injections is underway in solid tumors and mycosis fungoides (NCT02890368). TTI-622, an IgG4 SIRPaFc protein which is primarily being developed for combination therapy, is expected to begin clinical testing in 2018. Trillium also has a proprietary medicinal chemistry platform, using unique fluorine chemistry, which permits the creation of new chemical entities from validated drugs and drug candidates with improved pharmacological properties. Stemming from this platform, the company’s most advanced preclinical program is an orally-available epidermal growth factor receptor antagonist with increased uptake and retention in the brain. In addition, a number of compounds directed at undisclosed immuno-oncology targets are currently in the discovery phase.

For more information visit: www.trilliumtherapeutics.com

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

Contact:
Trillium Therapeutics Inc.
James Parsons
Chief Financial Officer
416-595-0627 x232
james@trilliumtherapeutics.com
www.trilliumtherapeutics.com

Investor and Media Relations:
Mark Corbae
Canale Communications for Trillium Therapeutics
619-849-5375
mark@canalecomm.com